CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Autocallable Currency-Linked Notes due 2020	$78,150,000	$9,081.03

PROSPECTUS Dated November 19, 2014	Pricing Supplement No. 359 to
PROSPECTUS SUPPLEMENT Dated November 19, 2014	Registration Statement No. 333-200365
Dated June 18, 2015
Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in Currencies

$78,150,000

Autocallable Currency-Linked Notes due June 25, 2020

Principal at Risk Securities

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (June 25, 2020), unless the notes are automatically called on any call observation date, will be based on the performance of the U.S. dollar relative to the euro, as measured by the specific currency return formula described below, from the trade date (June 18, 2015) to and including the determination date (June 22, 2020, subject to adjustment). The exchange rate is expressed as the number of U.S. dollars needed to buy one euro. An increase in the exchange rate means that the U.S. dollar has depreciated relative to the euro such that it takes more dollars to purchase one euro. Conversely, a decrease in the exchange rate means that the U.S. dollar has appreciated relative to the euro such that it takes fewer dollars to purchase one euro. By purchasing the notes, you are taking the view that the currency return on a call observation date or the determination date will be positive and at least 8.50%, which means that the determination exchange rate (as described below) will be lower than the initial exchange rate by at least 8.50% (i.e. it will take 8.50% fewer dollars to purchase one euro at the determination exchange rate than at the initial exchange rate). You will under no circumstances receive a return on the notes of greater than 8% per annum.

The initial exchange rate is 1.14030 and the final exchange rate will be determined on the determination date. The currency return on your notes will be calculated by subtracting the exchange rate on the relevant call observation date or the final exchange rate on the determination date, as applicable (the “determination exchange rate”), from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage. The currency return on the determination date is also referred to as the final currency return.

Your notes will be automatically called if, on any semi-annual call observation date (beginning after one year), the currency return is greater than or equal to the strike level of 8.50% (i.e., if the U.S. dollar has sufficiently appreciated relative to the euro from the trade date to the relevant call observation date such that it takes at least 8.50% fewer dollars to purchase one euro at the determination exchange rate on the call observation date than at the initial exchange rate.). If your notes are called, you will receive a payment on the corresponding call payment date equal to the face amount of your notes plus the applicable call premium amount, as set forth on page 4 of this pricing supplement, which will increase progressively throughout the term of the notes and will reflect a return of 8% per annum.

If the notes are not automatically called prior to maturity and the final currency return is greater than or equal to the strike level of 8.50% (meaning that the U.S. dollar has sufficiently appreciated relative to the euro from the trade date to the determination date such that it takes at least 8.50% fewer dollars to purchase one euro at the determination exchange rate on the determination date than at the initial exchange rate), you will receive the face amount of your notes plus the applicable maturity date premium amount, as set forth on page 4 of this pricing supplement. If the final currency return is less than the strike level of 8.50% but greater than or equal to -10%, you will receive the face amount of your notes. However, as described below, if the final currency return is less than -10% (meaning that the U.S. dollar has depreciated sufficiently relative to the euro from the trade date to the determination date such that it takes more than 10.00% more dollars to purchase one euro at the determination exchange rate on the determination date than at the initial exchange rate), you will receive less than the face amount of your notes at maturity, subject to the minimum cash settlement amount of $850 for each $1,000 face amount of your notes. You may lose up to 15% of the face amount of the notes. The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

On the stated maturity date, if the notes have not previously been called, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the final currency return is greater than or equal to the strike level of 8.50%, the sum of (i) $1,000 plus (ii) the applicable maturity date premium amount;

●	if the final currency return is less than the strike level of 8.50% but greater than or equal to -10%, $1,000; or

●	if the final currency return is less than -10%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the final currency return plus 10%, subject to the minimum cash settlement amount. Under these circumstances, you will lose some, and up to 15%, of your investment.

To receive more than the face amount of your notes, the currency return must be at least 8.50%.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date is $964.50 per note. See “Estimated Value” on page 2.

	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$26.70	$973.30
Total	$78,150,000	$2,086,605	$76,063,395

(1) An unaffiliated dealer and its financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $26.70 for each note they sell. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes. For more information see “Summary Information—Supplemental information regarding plan of distribution; conflicts of interest.”

(2) See “Summary Information—Use of proceeds and hedging” on page 5.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 15.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Key Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●	Prospectus dated November 19, 2014

●	Prospectus Supplement dated November 19, 2014

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date is less than $1,000. We estimate that the value of each note on the Trade Date is $964.50.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Exchange Rate. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Exchange Rate, instruments based on the Exchange Rate, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Strike Level, the Call Premium Amount, the Maturity Date Premium Amount and the Buffer Rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Exchange Rate, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Autocallable Currency-Linked Notes, which we refer to as the notes, are unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee the full return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement and prospectus.

If the terms described herein are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described herein shall control.

Key Terms

Issuer: Morgan Stanley

Exchange Rate: the USD/EUR exchange rate, expressed as the number of U.S. dollars needed to buy one euro. An increase in the exchange rate means that the U.S. dollar has depreciated relative to the euro, such that it takes more dollars to purchase one euro. Conversely, a decrease in the exchange rate means that the U.S. dollar has appreciated relative to the euro, such that it takes fewer dollars to purchase one euro. By purchasing the notes, you are taking the view that the Currency Return on a Call Observation Date or the Determination Date will be positive and at least 8.50%, which means that the Determination Exchange Rate will be lower than the Initial Exchange Rate by at least 8.50% (i.e. it will take 8.50% fewer dollars to purchase one euro at the Determination Exchange Rate than at the Initial Exchange Rate). You will under no circumstances receive a return on the notes of greater than 8% per annum.

Face Amount: each note will have a Face Amount of $1,000; $78,150,000 in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Purchase at amount other than Face Amount: the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Minimum Cash Settlement Amount would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 17 of this document.

Cash Settlement Amount (on a Call Payment Date): if, on any of the semi-annual Call Observation Dates (beginning after one year), the Currency Return is greater than or equal to the Strike Level, the notes will be automatically redeemed, in whole and not in part, on the related Call Payment Date. If your notes are automatically called, for each $1,000 Face Amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the Call Premium Amount applicable to the corresponding Call Observation Date.

Cash Settlement Amount (on the Stated Maturity Date): for each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

●	if the Final Currency Return is greater than or equal to the Strike Level, the sum of (i) $1,000 plus (ii) the Maturity Date Premium Amount applicable to the Stated Maturity Date;

●	if the Final Currency Return is less than the Strike Level but greater than or equal to -10%, $1,000; or

●	if the Final Currency Return is less than -10%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the final currency return plus 10%, subject to the Minimum Cash Settlement Amount.

Under these circumstances, you will lose some, and up to 15%, of your investment. Any payment of the Cash Settlement Amount is subject to the credit of the Issuer.

Call Observation Dates: June 20, 2016, December 20, 2016, June 20, 2017, December 20, 2017, June 20, 2018, December 20, 2018, June 20, 2019 and December 20, 2019, provided that if any such date is not a Currency Business Day, the Call Observation Date will be the immediately preceding Currency Business Day.

Call Payment Dates: the third Business Day after the corresponding originally scheduled Call Observation Date.

Currency Return: the quotient of (i) the Initial Exchange Rate minus the Determination Exchange Rate divided by (ii) the Initial Exchange Rate, expressed as a percentage. The Currency Return on the Determination Date is also referred to as the Final Currency Return.

Strike Level: 8.50%

Call Premium Amount: the Call Premium Amount will increase progressively over the term of the notes and will reflect a return of 8% per annum:

Call Payment Date	Call Premium Amount
First Call Payment Date	$80.00
Second Call Payment Date	$120.00
Third Call Payment Date	$160.00
Fourth Call Payment Date	$200.00
Fifth Call Payment Date	$240.00
Sixth Call Payment Date	$280.00
Seventh Call Payment Date	$320.00
Eighth Call Payment Date	$360.00

Maturity Date Premium Amount:

Maturity Date Premium Amount	$400.00

Initial Exchange Rate: 1.14030

Determination Exchange Rate: with respect to each Call Observation Date or the Determination Date, as applicable, the Exchange Rate on such date, as determined by the Calculation Agent; provided that if any such date is not a Currency Business Day, the Determination Exchange Rate will be the Exchange Rate on the immediately preceding Currency Business Day. The Determination Exchange Rate on the Determination Date is also referred to as the Final Exchange Rate.

Exchange Rate: on any Currency Business Day, the rate for conversion of the U.S. dollars into euros (expressed as the number of U.S. dollars per unit of euro) as determined by reference to the official fixing at 4:00 PM London time displayed on the applicable Reference Source on such Currency Business Day, as determined by the Calculation Agent; provided that if (i) no such rate is displayed on the applicable Reference Source for such day or (ii) the Calculation Agent determines in good faith that the rate so displayed on the applicable Reference Source is manifestly incorrect, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of Exchange Rates for conversion of U.S. dollars into euros determined by at least five independent leading dealers, selected by the Calculation Agent (the “reference dealers”), in the underlying market for euro, taking into consideration the latest available quote for such Exchange Rate and any other information deemed relevant by such reference dealers; provided further that if (i) the difference between the highest and lowest Exchange Rates for conversion of U.S. dollars into euros determined by the reference dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the reference dealers on such date for any reason, the

Exchange Rate shall be determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent;

Quotations of MS & Co. or the Calculation Agent or any of their affiliates may be included in the calculation of the mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

If the euro is lawfully eliminated, converted, redenominated or exchanged by the European Union after the Trade Date and prior to any Call Observation Date or the Determination Date, the Calculation Agent, in its sole discretion, will determine the applicable Determination Exchange Rate(s) or Final Exchange Rate, as applicable, or make such adjustment to the Initial Exchange Rate, on such Call Observation Date(s) or Determination Date, as applicable, in accordance with legal requirements and market practice.

Reference Source: Reuters (Page WMRSPOT05) or any other display page that may replace that display page on Reuters and any successor service thereto.

Currency Business Day: any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England.

Business Day: as described under “General Terms of Notes—Some Definitions—business day” on page S-7 of the accompanying prospectus supplement.

Buffer Rate: approximately 1.1111

Minimum Cash Settlement Amount: $850 for each $1,000 Face Amount of notes

Trade Date: June 18, 2015

Original Issue Date (Settlement Date): June 25, 2015 (5 Business Days after the Trade Date)

Determination Date: June 22, 2020. If such date is not a Currency Business Day, the Determination Date will be the immediately preceding Currency Business Day.

Stated Maturity Date: June 25, 2020 (3 Business Days after the originally scheduled Determination Date).

No interest or dividends: the notes will not pay interest or dividends.

No listing: the notes will not be listed on any securities exchange.

Use of proceeds and hedging: the proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we hedged our anticipated exposure in connection with the notes, by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to have taken positions in forwards, futures and options contracts on the euro and U.S. dollar. Such purchase activity could have increased the value of the U.S. dollar relative to the euro on the Trade Date, and, therefore, could have increased the value relative to the euro that the U.S. dollar must attain on any of the Call Observation Dates for the notes to be redeemed or, with respect to the Determination Date, so that investors do not suffer a loss on their initial investment in the notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes by purchasing and selling the U.S. dollar or euro or forwards or options contracts on the U.S. dollar and euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the Exchange Rate and, therefore, adversely affect the payment that you will receive on the notes.

Alternate exchange calculation in case of an event of default: If an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes (the “Acceleration Amount”) will be an amount, determined by the Calculation Agent in its sole discretion, that is equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the notes, which we describe below, the holders of the notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the Acceleration Amount.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to Morgan Stanley, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the Acceleration Amount.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to the depositary of the Acceleration Amount and the aggregate cash amount due, if any, with respect to the notes as promptly as possible and in no event later than two Business Days after the date of such acceleration.

Default quotation period

The default quotation period is the period beginning on the day the Acceleration Amount first becomes due and ending on the third Business Day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Determination Date, then the Acceleration Amount will equal the Face Amount of the notes.

Qualified financial institutions

For the purpose of determining the Acceleration Amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-2 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-2 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Benefit Plan Investor Considerations: each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: an unaffiliated dealer and its financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $26.70 for each note they sell. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Settlement: we expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley Capital Services LLC (“MSCS”) and its successors

CUSIP no.: 61760QGM0

ISIN: US61760QGM06

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Currency Returns on a Call Observation Date and on the Determination Date could have on the Cash Settlement Amount on a Call Payment Date or on the Stated Maturity Date, as the case may be, assuming all other variables remain constant. No one can predict what the Exchange Rate will be on a Call Observation Date or the Determination Date.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the Exchange Rate.

Key Terms and Assumptions
Face Amount	$1,000
Call Premium Amount	First Call Payment Date	$80.00
	Second Call Payment Date	$120.00
	Third Call Payment Date	$160.00
	Fourth Call Payment Date	$200.00
	Fifth Call Payment Date	$240.00
	Sixth Call Payment Date	$280.00
	Seventh Call Payment Date	$320.00
	Eighth Call Payment Date	$360.00
Maturity Date Premium Amount	Maturity Date	$400.00
Initial Exchange Rate	1.14030
Strike Level	8.50%
A non-Currency Business Day does not occur on any originally scheduled Call Observation Date or the originally scheduled Determination Date
Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date or automatically called on a Call Payment Date

If the notes are automatically called on the first Call Observation Date (i.e., on the first Call Observation Date, the Currency Return is greater than or equal to the Strike Level)

The U.S. dollar has sufficiently appreciated relative to the euro from the Trade Date to the first Call Observation Date. Therefore, the Cash Settlement Amount that we would deliver for each $1,000 Face Amount of your notes on the applicable Call Payment Date would be the sum of $1,000 plus the applicable Call Premium Amount. If, for example, on the first Call Observation Date, the hypothetical Exchange Rate were 0.91224, the Currency Return would be 20% (which is greater than the Strike Level), your notes would be automatically called and the Cash Settlement Amount that we would deliver on your notes on the corresponding Call Payment Date would be 108% of the Face Amount of your notes or $1,080 for each $1,000 of the Face Amount of your notes.

The actual performance of the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount on a Call Payment Date or on the Stated Maturity Date, may bear little relation to the hypothetical examples shown below or to the historical levels of the Exchange Rate shown elsewhere in this pricing supplement. For information about the Exchange Rate during recent periods, see “Historical Exchange Rates” below.

If the notes are automatically called on the eighth Call Observation Date (i.e., on each of the first seven Call Observation Dates, the Currency Return was less than the Strike Level, but, on the eighth Call Observation Date, the Currency Return is greater than or equal to the Strike Level)

The U.S. dollar has sufficiently appreciated relative to the euro from the Trade Date to the eighth Call Observation Date. Therefore, the Cash Settlement Amount that we would deliver for each $1,000 Face

Amount of your notes on the applicable Call Payment Date would be the sum of $1,000 plus the applicable Call Premium Amount. If, for example, on the eighth Call Observation Date, the hypothetical Exchange Rate were 0.68418, the Currency Return would be 40% (which is greater than the Strike Level), your notes would be automatically called and the Cash Settlement Amount that we would deliver on your notes on the corresponding Call Payment Date would be 136% of the Face Amount of your notes or $1,360 for each $1,000 of the Face Amount of your notes.

If the notes are not called on any of the Call Observation Dates (i.e., on each of the Call Observation Dates, the Currency Return was less than the Strike Level)

The Cash Settlement Amount that we would deliver for each $1,000 Face Amount of your notes on the Stated Maturity Date will depend on the Final Currency Return on the Determination Date, as shown in the table below. The table below assumes that the notes have not been automatically called on any Call Observation Date and reflects hypothetical Cash Settlement Amounts that you could receive on the Stated Maturity Date. The levels in the left column of the following table represent hypothetical Final Exchange Rates. The levels in the center-left column of the following table represent hypothetical Currency Returns. The amounts in the center-right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Currency Return, and are expressed as percentages of the Face Amount of the notes (rounded to the nearest one hundredth of one percent). Thus, a Cash Settlement Amount of 140% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of the offered notes on the Stated Maturity Date would equal 140% of the Face Amount of a note, based on the corresponding hypothetical Currency Return and the assumptions noted above. The percentages in the right column represent the hypothetical returns on the notes (rounded to the nearest one hundredth of one percent).

The Final Exchange Rate will be determined on the Determination Date. The Final Currency Return will be equal to the quotient of (1) the Initial Exchange Rate minus the Final Exchange Rate divided by (2) the Initial Exchange Rate, expressed as a positive or negative percentage.

The table below reflects the Initial Exchange Rate of 1.14030 and the Maturity Date Premium Amount of $400. The numbers appearing in the table have been rounded for ease of analysis.

The notes have not been called

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars per One Euro)	Hypothetical Final Currency Return	Hypothetical Cash Settlement Amount on the Stated Maturity Date (as Percentage of Face Amount)	Return on the Notes Purchased at $1,000
0.00000	100.0%	140.00%	40.00%
0.22806	80.0%	140.00%	40.00%
0.45612	60.0%	140.00%	40.00%
0.68418	40.0%	140.00%	40.00%
0.91224	20.0%	140.00%	40.00%
1.02627	10.0%	140.00%	40.00%
1.04337	8.50%	140.00%	40.00%
1.08329	5.0%	100.00%	0.00%
1.14030	0.0%	100.00%	0.00%
1.19732	-5.0%	100.00%	0.00%
1.25433	-10.0%	100.00%	0.00%
1.36836	-20.0%	88.89%	-11.11%
1.40257	-23.0%	85.56%	-14.44%
1.40827	-23.5%	85.00%	-15.00%
1.41397	-24.0%	85.00%	-15.00%
1.48239	-30.0%	85.00%	-15.00%
1.59642	-40.0%	85.00%	-15.00%
1.82448	-60.0%	85.00%	-15.00%
2.05254	-80.0%	85.00%	-15.00%
2.28060	-100.0%	85.00%	-15.00%

If, for example, the Final Currency Return were determined to be 60%, the Cash Settlement Amount that we would deliver to you at maturity would be 140% of the Face Amount of notes, as shown in the table above. As a result of the Maturity Date Premium Amount feature, you will not benefit from any increase in the Final Currency Return beyond the Strike Level on the Determination Date.

If the Final Currency Return were determined to be 5%, the Cash Settlement Amount that we would deliver to you at maturity would be 100% of the Face Amount of notes, as shown in the table above. As a result, if you held your notes to the Stated Maturity Date, you would not benefit from any positive Currency Return that is less than 8.50%.

If the Final Currency Return were determined to be -20%, the Cash Settlement Amount that we would deliver to you at maturity would be approximately 88.89% of the Face Amount of notes, as shown in the table above. Because the Final Currency Return is less than -10%, you will receive an amount that is less than the Face Amount by an amount that is proportionate to the percentage decrease beyond -10% times the Buffer Rate of 1.1111, subject to the Minimum Cash Settlement Amount. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 11.11% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

In addition, if the Final Currency Return was determined to be -50.00%, the Cash Settlement Amount that we would deliver to you at maturity would be 85% of the Face Amount of your notes due to the Minimum Cash Settlement Amount feature. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 15% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to the holder of the notes on the Stated Maturity Date if the notes have not been called and if the Final Currency Return was any of the hypothetical returns shown on the horizontal axis. The chart shows that any hypothetical Currency Return of less than -10% (the section left of the -10% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Currency Return of 8.50% or more (the section right of the 8.50% marker on the horizontal axis) would result in a fixed, capped return on your investment.

Hypothetical Payoff Diagram

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on Exchange Rates that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the Stated Maturity Date in the examples above assume you purchased your notes at the Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors—The Market Price Will Be Influenced By Many Unpredictable Factors” below.

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest Or Guarantee The Full Return Of Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee the full return of principal at maturity. If the notes have not been redeemed prior to maturity and the Final Currency Return is less than -10%, you will receive an amount that is less than the Face Amount by an amount that is proportionate to the percentage decrease beyond -10% times the Buffer Rate of 1.1111, subject to the Minimum Cash Settlement Amount of $850. Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Appreciation Potential Of The Notes Is Limited To The Sum of the Face Amount And The Specified Call Premium Amount or Maturity Date Premium Amount, As Applicable

The appreciation potential of the notes is limited to the sum of the Face Amount and the Call Premium Amount or Maturity Date Premium Amount, as applicable, which corresponds to an 8% per annum return, regardless of the Currency Return, which could be significantly greater than 8%. The actual Call Premium Amount will vary depending on whether and when the notes are called, but will in all cases reflect a return of 8% per annum. You will under no circumstances receive a return greater than the applicable Call Premium Amount or Maturity Date Premium Amount, and the return on the notes may be significantly lower than the return on a direct investment in the Exchange Rate. To receive more than the Face Amount of your notes, the Currency Return must be at least 8.50%.

Early Redemption Risk

The term of your investment in the notes may be limited to as short as one year by the call feature of the notes. If the notes are redeemed prior to maturity, you will receive no more payments and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

The Notes Are Subject To Currency Exchange Risk

As more fully described below, fluctuations in the Exchange Rate between the U.S. dollar and the euro will affect the value of the notes. The Exchange Rate between the U.S. dollar and the euro is volatile and is the result of numerous factors specific to the United States and the Eurozone, including the supply of, and the demand for, the euro, as well as government policy, intervention or actions, but is also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to different regions. Changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the Eurozone, including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) the balance of payments; and (iv) the extent of governmental surpluses or deficits in the United States and the Eurozone. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States, the European Union and other countries important to international trade and finance. The weakening of the U.S. dollar relative to the euro may have a material adverse effect on the value of the notes and the return on an investment in the notes.

Government Intervention In The Currency Markets Could Materially And Adversely Affect The Value Of The Notes

Specific currencies’ exchange rates can be highly volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those of the United States and the European Union, may use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that the floating Exchange Rate between the U.S. dollar and the euro should become fixed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the euro, or any other currency. Therefore, any significant changes or governmental actions with respect to the U.S. dollar, the euro or any other currency that result in the weakening of the U.S. dollar relative to the euro may have a material adverse effect on the value of the notes and the return on an investment in the notes.

In addition, if the euro is lawfully eliminated, converted, redenominated or exchanged by the European Union during the term of the notes, the Calculation Agent, in its sole discretion, will determine the exchange rate for the euro (or make such adjustment to the exchange rate, as required) on the applicable call observation dates and the determination date, as applicable, and this determination may adversely affect the payment on the notes.

Even Though Currencies Trade Around The Clock, The Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the U.S. dollar and the euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Exchange Rate between the U.S. dollar and the euro used to calculate the currency performance. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Suspension Or Disruptions Of Market Trading In The Euro May Adversely Affect The Value Of The Notes

The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rate of between the U.S. dollar and the euro and, therefore, the value of the notes.

If The Euro Ceases To Exist, The Calculation Agent Will Determine The Currency Return

In light of recent events affecting European economies, including the sovereign debt crises in Greece, Italy and other countries included in the euro area, it is not certain that the euro will continue to exist on any Call Observation Date or on the Determination Date.  In the event that the euro is lawfully eliminated or converted into or exchanged for one or more other currencies, the Calculation Agent, which is an affiliate of ours, will determine the Exchange Rate and Currency Return (or make an adjustment to the Initial Exchange Rate), in its sole discretion.  Although the Calculation Agent will act in good faith and use its reasonable judgment in making this determination, it may have a conflict of interest in doing so and it will have no obligation to make the determination in the manner that is most, or at all, advantageous to holders of the notes.  If the euro ceases to exist and the Calculation Agent is required to make this determination, the amount payable on the notes may be adversely affected.

The Currency Return Formula Will Diminish Any Appreciation And Magnify Any Depreciation Of The U.S. Dollar Relative To The Euro

The Currency Return will be calculated by subtracting the Determination Exchange Rate from the Initial Exchange Rate and dividing the result by the Initial Exchange Rate and expressing the result as a percentage.  Because the Currency Return is calculated by dividing by the Initial Exchange Rate, rather than by the Determination Exchange Rate, the effect on the Currency Return of any appreciation of the U.S. dollar relative to the euro will be diminished, while the effect on the Currency Return of any depreciation of the U.S. dollar relative to the euro will be magnified.  For example, based on the Initial Exchange Rate of 1.14030, if the Determination Exchange Rate were 0.91224 (meaning that the U.S. dollar has appreciated relative to the euro such that it takes fewer dollars to purchase one euro), the Currency Return, calculated as set forth herein, would be equal to 20%, whereas it would be 25% if it were instead calculated using a formula that divides by the Determination Exchange Rate.  Additionally, if the Determination Exchange Rate were 1.36836 (meaning that the U.S. dollar has depreciated relative to the euro such that it takes more dollars to purchase one euro), the Currency Return, calculated as set forth herein, would be equal to -20%, whereas it would be approximately -16.67% if it were instead calculated using a formula that divides by the Determination Exchange Rate.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Minimum Cash Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Minimum Cash Settlement Amount will provide less protection of the investment amount for notes purchased at a premium to the Face Amount than for notes purchased at the Face Amount or a discount to the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Exchange Rate, volatility (frequency and magnitude of changes in value) of the Exchange Rate, interest and yield rates in the U.S. and in the Eurozone, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the U.S. dollar, the euro or currency markets generally and which may affect the Determination Exchange Rates and the Final Exchange Rate and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Exchange Rate may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “Historical Exchange Rates” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To The Credit Risk Of Morgan Stanley, And Any Actual Or Anticipated Changes To Its Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

The Amount Payable On The Notes Is Not Linked To The Level Of The Exchange Rate At Any Time Other Than The Call Observation Dates and The Determination Date

Whether the notes will be called on any Call Payment Date and, if the notes have not been called prior to maturity, the amount payable on the notes at maturity will be based on the relevant Determination Exchange Rate or the Final Exchange Rate. Even if the U.S. dollar appreciates relative to the euro (i.e., the Exchange Rate decreases) prior to a Call Observation Date or the Determination Date but then depreciates (i.e., the Exchange Rate increases) by such Call Observation Date or such Determination Date: (i) with respect to any of the Call Observation Dates, the notes will not be called on the relevant Call Payment Date and (ii) with respect to the Determination Date, the Cash Settlement Amount will be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the performance of the U.S. dollar relative to the euro prior to such depreciation. Although the actual Exchange Rate on the Stated Maturity Date or at other times during the term of the notes may be lower than the Determination Exchange Rates or the Final Exchange Rate, the payout on the notes will be based solely on the Exchange Rates on the Call Observation Dates and the Determination Date, as applicable.

Investing In The Notes Is Not Equivalent To Investing In U.S. Dollar Relative To The Euro

Investing in the notes is not equivalent to investing directly in the U.S. dollar relative to the euro. You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar relative to the euro. The Currency Return is dependent solely on the formula stated above and not on any other formula that could be used for calculating currency returns.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes

As Calculation Agent, MSCS has determined the Initial Exchange Rate, will determine the Determination Exchange Rates, the Final Exchange Rate, the Currency Return, the Call Premium Amount or the Maturity Date Premium Amount, if any, and will calculate the Cash Settlement Amount, if applicable. Any of these determinations made by MSCS, in its capacity as the Calculation Agent, including with respect to the determination of the Exchange Rate in the event of an elimination of, or a discontinuance of, reporting of the Exchange Rate, may adversely affect the payout to you.

Hedging And Trading Activity By Our Subsidiaries Could Potentially Adversely Affect The Value Of The Notes

One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and possibly to other instruments linked to the U.S. dollar and/or the euro), including trading in futures, forwards and/or options contracts on the euro; as well as in other instruments related to the U.S. dollar and/or euro. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our subsidiaries also trade the euro and other financial instruments related to the euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could have increased the value of the U.S. dollar relative to the euro on the Trade Date and, as a result, could have increased the value relative to the euro that the euro must attain on any of the Call Observation Dates for the notes to be called or, with respect to the Determination Date, so that you do not suffer a loss on your initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the Exchange Rate on the Call Observation Dates and the Determination Date and, accordingly, whether the notes will be called prior to maturity and, if not, the Cash Settlement Amount you will receive at maturity.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Exchange Rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Exchange Rates or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Exchange Rate.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the Exchange Rate contained in this pricing supplement from publicly available information, without independent verification.

The Exchange Rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Exchange Rate during any period shown below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical Exchange Rates as an indication of future performance. We cannot give you any assurance that the future performance of the Exchange Rate will not result in a loss on your investment in the notes.

The actual performance of the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount at maturity, may bear little relation to the historical Exchange Rates shown below.

The following table sets forth the published high, low and end of quarter daily Exchange Rates for each of the four calendar quarters in 2012, 2013 and 2014 and the first two calendar quarters in 2015 (through June 18, 2015). The following graph sets forth the daily exchange rate of the U.S. dollar relative to the euro during the same period. As set forth in the table and graph below, a decrease in the Exchange Rate for a given period indicates a positive Currency Return, while an increase in the Exchange Rate indicates a negative Currency Return. We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”) without independent verification. We will not use Bloomberg to determine the applicable Exchange Rates. The historical Exchange Rates set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the Cash Settlement Amount at maturity will not result in a loss on your investment in the notes.

Quarterly High, Low and Period End Exchange Rates of U.S. Dollar versus Euro

(expressed as the number of U.S. dollars needed to buy one euro)

	High	Low	Period End
2012
First Quarter	1.34580	1.26670	1.33430
Second Quarter	1.33210	1.23650	1.26670
Third Quarter	1.31300	1.20610	1.28600
Fourth Quarter	1.32440	1.27040	1.31930
2013
First Quarter	1.36400	1.28530	1.28190
Second Quarter	1.33920	1.28200	1.30100
Third Quarter	1.35300	1.27810	1.35270
Fourth Quarter	1.38020	1.33670	1.37430
2014
First Quarter	1.39340	1.34860	1.37690
Second Quarter	1.39280	1.35320	1.36920
Third Quarter	1.36790	1.26840	1.26310
Fourth Quarter	1.28380	1.26230	1.20980
2015
First Quarter	1.21040	1.04960	1.07310
Second Quarter (through June 18, 2015)	1.14510	1.05670	1.13590

TAX CONSIDERATIONS

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders – Notes – Contingent Payment Notes.” While alternative treatments are possible, in the opinion of our counsel, Davis Polk & Wardwell LLP, based on current market conditions, this treatment of the notes is more likely than not to be upheld. Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 2.4626% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,130.1860 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2015	$0.3420	$0.3420
July 1, 2015 through December 31, 2015	$12.3172	$12.6592
January 1, 2016 through June 30, 2016	$12.4689	$25.1281
July 1, 2016 through December 31, 2016	$12.6224	$37.7505
January 1, 2017 through June 30, 2017	$12.7778	$50.5283
July 1, 2017 through December 31, 2017	$12.9352	$63.4635
January 1, 2018 through June 30, 2018	$13.0944	$76.5579
July 1, 2018 through December 31, 2018	$13.2557	$89.8136
January 1, 2019 through June 30, 2019	$13.4189	$103.2325
July 1, 2019 through December 31, 2019	$13.5841	$116.8166
January 1, 2020 through the Maturity Date	$13.3694	$130.1860

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If the Internal Revenue Service were successful in asserting an alternative treatment for the notes, the timing and character of income, gain or loss on the notes might differ significantly from the tax treatment described herein.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov.as follows:

Prospectus Supplement dated November 19, 2014

Prospectus dated November 19, 2014

Terms used but not defined in this document are defined in the prospectus supplement or in the prospectus. As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.